Suite 1919, 45 Rockefeller Plaza

630 Fifth Avenue

New York, NY 10111, USA

T: (1-737) 215-8491

F: (1-917) 672-3642

VIA EDGAR

April 26, 2024

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian,

Re:	Creative Global Technology Holdings Ltd (the “Company”)

Amendment No.9 to Registration Statement on Form F-1

Filed on April 8, 2024

CIK No. 0001967822

Ladies and Gentlemen:

On behalf of our client, Creative Global Technology Holdings Ltd (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 15, 2024 (the “Comment Letter”) on the Company’s Amendment No.9 to Registration Statement on Form F-1 filed on April 8, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No.10 to Registration Statement (the “Revised Registration Statement”). The Company has responded to all of the Staff’s comment by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement.

Resale Prospectus, page Alt-1

1.

We note your response to prior comment 1 and reissue in part. With respect to the resale offering:

● We note your explanation as to why you have kept the language “concurrent” in footnote 1 on page Alt-1 and footnote 1 on page Alt-3; however, since the sale of secondary shares cannot proceed until after a market is created by the primary offering, please amend the disclosure so the distinction is clearer.

In response to the Staff’s comment, the Company has revised the disclosures on pages Alt-1 and Alt-3 to delete reference to the primary and secondary offerings of the ordinary shares of the Company (the “Ordinary Shares”) being conducted “concurrently”.

● Please amend footnote 3 on page Alt-3 to clarify that Mr. Hong is the beneficial owner of the shares held by CHSZ Holdings Limited and that, after the offerings, Mr. Hong will continue to control a substantial number of ordinary shares due to his beneficial ownership of shares held by HSZ Holdings Limited and CHSZ Holdings Limited.

In response to the Staff’s comment, the Company has revised the disclosure on page Alt-3 to disclose that Mr. Hong is the beneficial owner of the Ordinary Shares held by CHSZ Holdings Limited (the “Selling Shareholder”) and that, after the primary offering and the secondary offering of the Ordinary Shares, Mr. Hong will continue to control a substantial number of Ordinary Shares due to his beneficial ownership of the Ordinary Shares held by HSZ Holdings Limited and CHSZ Holdings Limited.

● Please advise why HSZ Holdings Limited transferred 2,000,000 ordinary shares and 1,000,000 ordinary shares to CHSZ Holdings Limited in December 2023 and February 2024, respectively. Additionally, please advise if these transfers were in anticipation of this offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that HSZ Holdings Limited transferred 2,000,000 ordinary shares and 1,000,000 ordinary shares to CHSZ Holdings Limited (the “Share Transfers”) for Mr. Hong’s private wealth planning purposes. By keeping the registered resale shares in a separate entity, Mr. Hong will have more flexibility in his personal wealth management, such as setting up a family trust regarding the Ordinary Shares held by CHSZ Holdings Limited, the Selling Shareholder. Mr. Hong will also be able to accomplish his personal wealth management goals and receive compensation for his past years’ contributions to the Company through the resale of Ordinary Shares registered in the resale offering. After the Share Transfers, Mr. Hong will retain his controlling shareholding in the Company through HSZ Holdings Limited and such controls of shareholding will not be part of the personal wealth management plan.

The Company further respectfully advises the Staff that the Share Transfers were in anticipation of the resale offering of the Ordinary Shares.

● Please advise whether the resale of offering is required to satisfy the listing requirements of the Cboe BZX Exchange. Additionally, we note that the structure of this offering (primary and resale) has changed over time. In this regard, we note that a resale component was added, your underwriters changed, the listing exchange changed, the amount of ordinary shares with respect to the resale offering increased. Please advise what considerations factored into the structure changes and whether satisfying any listing requirements of either Nasdaq or Cboe BZX Exchange played a role in how this offering was structured, i.e. the size and amounts of the respective offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that the resale offering is not required for the Company to satisfy the listing requirements of the Cboe BZX Exchange (“Cboe”). The Company’s primary offering is expected to meet the Net Income Standard (Tier II) under Cboe Rule 14.9(b)(2)(C). The offering of 1,250,000 Ordinary Shares in the primary offering will meet Cboe’s minimum requirement of the number of publicly held shares of 1 million shares. The expected offering size of $5 million will meet Cboe’s minimum requirement of the market value of publicly held shares. The Company’s net income of approximately $3.2 million for the year ended September 30, 2023 meets Cboe’s minimum net income requirement of $750,000 in the most recently completed fiscal year. The Company’s total shareholder’s equity of approximately $9.2 million for the year ended September 30, 2023 meets Cboe’s minimum shareholder’s equity requirement of $4 million.

On October 20, 2023, the primary offering size was decreased from 4,000,000 Ordinary Shares to 2,000,000 Ordinary Shares because of the change of market sentiment. On January 16, 2024, a resale secondary offering of 2,000,000 was added. Mr. Hong deems it in the interest of the Company and the investors to retain the cash with the Company and intends to receive compensation for his past years’ contributions through the sale of the resale shares. In addition, the Company believes that including the resale offering in the registration statement provides important information about the Company in a single document, which allows potential investors who may be interested in both the primary offering and the resale offering to make informed investment decisions. Moreover, the Company believes that the registration of the resale offering provides flexibility to the Selling Shareholder to sell its shares immediately after the Company’s initial public offering or wait until a favorable market condition develops, while saving the extra cost of filing a separate resale registration statement. On March 4, 2024, the size of secondary offering increased from 2,000,000 to 3,000,000 Ordinary Shares based on Mr. Hong’s further assessment about his personal wealth management plan. On March 22, 2024, the primary offering size was decreased from 2,000,000 to 1,250,000 because of Company’s further concern over the market conditions.

The Company submitted its application materials with Nasdaq Capital Market (“Nasdaq”) on April 27, 2023. At that time, the underwriter of the Company was Revere Securities LLC (“Revere”). The Company changed its underwriter from Revere to Prime Number Capital, LLC (“Prime Number”) on September 28, 2023 due to the expiration of the engagement between the Company and Revere. After the change of the underwriter, Prime Number introduced the Company to Cboe. During the first meeting among Cboe, Prime Number and the Company, Cboe provided a comprehensive introduction of itself and the Company found Cboe to be a very attractive listing venue with cheaper maintaining cost after listing, high liquidity, and global access to capital. After the meeting, the Company decided to withdraw its application from Nasdaq and submitted the listing application to Cboe. Subsequently, on April 22, 2024, the Company selected Alexander Capital, L.P. to serve as the lead underwriter due to its unique position, stemming from its recent success in closing initial public offerings of companies listed on Cboe.

The Company further respectfully advises the Staff that the market condition and sentiment, Mr. Hong’s personal wealth management plans, and the business growth strategies of the Company in general are the considerations factored into the structure changes. Satisfying listing requirements of either Nasdaq or Cboe did not play a role in how this offering was structured, i.e. the size and amounts of the respective offering. Either the Company’s current offering structure or its historical offering structure meets the Net Income Standard under Nasdaq Rules 5505(a) and 5505(b)(3). The offering of 1,250,000 shares of Ordinary Shares in the primary offering will meet Nasdaq’s minimum requirement of the number of publicly held shares of 1 million shares. The expected primary offering size of $5 million will meet Nasdaq’s minimum requirement of the market value of unrestricted publicly held shares. The Company’s net income of approximately $3.2 million for the year ended September 30, 2023 meets Nasdaq’s minimum net income requirement of $750,000 in the latest fiscal year. The Company’s total shareholder’s equity of approximately $9.2 million for the year ended September 30, 2023 meets Nasdaq’s minimum shareholder’s equity requirement of $4 million. In addition, as described above, Company’s primary offering will also satisfy the listing requirements of Cboe.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Shangzhao (“Cizar”) Hong, Director and Chief Executive Officer, Creative Global

Technology Holdings Limited

Edward Chen, Partner, Wei, Wei & Co.

Michael J. Blankenship, Winston & Strawn LLP

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